United States securities and exchange commission logo





                              July 23, 2020

       Paul Rouse
       Chief Financial Officer
       Thryv Holdings, Inc.
       2200 West Airfield Drive
       P.O. Box 619810
       DFW Airport, Texas 75261

                                                        Re: Thryv Holdings,
Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            June 23, 2020
                                                            CIK No. 0001556739

       Dear Mr. Rouse:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted on June 23, 2020

       Recent Developments, page 53

   1. Please revise this section to provide updated disclosure about the material effects on your business as a result of
the COVID-19 pandemic, considering more time has elapsed since providing your March 31
results. In addition, consider whether any updates to risk
                                                        disclosure are
warranted in light of current market events related to COVID-19. Please refer to CF Disclosure
Guidance Topics 9 and 9A.
 Paul Rouse
FirstName  LastNamePaul Rouse
Thryv Holdings, Inc.
Comapany
July       NameThryv Holdings, Inc.
     23, 2020
July 23,
Page  2 2020 Page 2
FirstName LastName
Our clients say it best, page 95

2. Please confirm that you have received consents to the inclusion of the quotes included in this section. In addition, please disclose whether any of these individuals were compensated for their testimonials.
Stock Repurchases, page 127

3. We note that you repurchased stock from Grosvnor Capital Management in June 2020.
         Please provide additional detail about the repurchase, including your reasons for repurchasing the stock at this time and whether you also offered to repurchase shares held by other stockholders.
Plan of Distribution, page 146

4. We note your response to prior coment 2. Please provide additional clarification about the contact that you and your financial advisor expect to have with Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling your common shares. Specifically, please tell us the following:

                Will the virtual live presentation with questions and answers be considered a part of
              Investor Day? Will the recording of the presentation be made publicly available online and free of charge? Who will be able to submit questions during the question and answer session?

                What will the    additional investor education activities
consist of? In this regard, we
              note that these activities are not specified in your response to prior comment 2.
              Please advise.

                If your    additional investor education activities    include
  possible follow-up
              individual meetings with investors    during the period prior to
the effective date and
              the restricted period, how will you determine who receives individual meetings? In addition, please tell us whether you expect these individual meetings to cover topics which are not included in Investor Day and your other additional investor education activities.

                Will the    additional investor education activities    be
treated as an electronic
              roadshow, and made available online like the Investor Day presentation?

                Will the company remove from its website prior to completion of the distribution all or some of the electronic roadshow materials made publicly available on its website in accordance with Rule 433 of the Securities Act? In this regard, we note that your response letter does not appear to specify how soon after Investor Day the electronic roadshow materials will be made publicly available on your website and how long the electronic road show materials will remain available on the website.
 Paul Rouse
Thryv Holdings, Inc.
July 23, 2020
Page 3


5. We acknowledge your response to prior comment 6 in which you state that if the controlling stockholder elects not to participate in any sales sufficient liquidity may still be generated by the remaining shares held by non-affiliated holders. Explain whether the scenario you describe presumes that non-affiliated holders elect to sell all or a significant portion of their shares in connection with this listing. Also, revise your disclosure to disclose the risks of failing to generate liquidity sufficient to determine that a reasonable amount of volume has crossed, if your controlling stockholder declines to participate.
6. Similarly, with regard to prior comment 10, please revise your disclosure to clearly state that the lower the percentage of shares sold by non-affiliated holders in the listing, the greater the ability of the controlling stockholder to establish a price floor, even if acting in good faith.
7. Please provide us with copies of your agreement(s) with your financial advisors. Please coordinate with the staff members identified in this letter to discuss how to arrange for receupt of such agreement(s).
       You may contact a Tony Watson at 202-551-3318 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,
FirstName LastNamePaul Rouse
                                                              Division of
Corporation Finance
Comapany NameThryv Holdings, Inc.
                                                              Office of Trade &
Services
July 23, 2020 Page 3
cc:       Corey Chivers, Esq.
FirstName LastName